

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
I-Hung (Nigel) Liu
Chief Financial Officer
Actions Semiconductor Co., Ltd
No. 1, Ke Ji Si Road
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re: Actions Semiconductor Co., Ltd**
> **Amendment No. 2 to Schedule TO-I**
> **Filed September 19, 2014**
> **File No. 005-81375**

Dear Mr. Liu:

We have reviewed your filing and have the following comments.

General

1.   Given that you are accepting 60,000,000 out of 192,962,779 shares tendered, and only 1,986,606 shares were tendered pursuant to notice of guaranteed delivery and 3,100,764 shares were conditionally tendered, please advise how you estimated the proration factor to be 54.4 percent.

2.   We note that you expect payment, and return of all securities not purchased, to occur on or about October 15, 2014. We believe that this is inconsistent with Rule 14e-1(c). See Section II.D of SEC Release No. 34-43069 (July 24, 2000) for guidance. Please advise how you determined that you will be in compliance with that rule.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

I-Hung (Nigel) Liu
Actions Semiconductor Co., Ltd
September 19, 2014
Page 2

cc: <u>Via E-mail</u>
        Jen J. Huang, Esq.
        Fenwick & West LLP